UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Sanderson Farms, Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

800013

(CUSIP Number)

Joe F. Sanderson, Jr. 127 Flynt Road P.O. Box 988 Laurel, Mississippi 39441 (601) 649-4030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 800013	PAGE 1 OF 12 PAGES

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Joe F. Sanderson, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Uses Only
4.	Source of Funds (See Instructions): Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 921,759 shares of Common Stock, $1.00 par value per share (“Common Stock”)
	8.	Shared Voting Power: 0 shares of Common Stock
	9.	Sole Dispositive Power: 830,319 shares of Common Stock
	10.	Shared Dispositive Power: 0 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 921,759 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
13.	Percent of Class Represented by Amount in Row (11): 4.1%
14.	Type of Reporting Person (See Instructions): IN

CUSIP NO. 800013	PAGE 2 OF 12 PAGES

SCHEDULE 13D

ITEM 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the “Common Stock”) of Sanderson Farms, Inc., a Mississippi corporation (the “Company”). The Company’s principal executive offices are located at 127 Flynt Road, Laurel, Mississippi 39443.

ITEM 2. Identity and Background.

(a) This statement is filed on behalf of Joe F. Sanderson, Jr. (the “Reporting Person”).

(b) Mr. Sanderson’s address is 127 Flynt Road, Laurel, Mississippi 39443.

(c) Mr. Sanderson is the Chief Executive Officer of the Company and the Chairman of the Board of Directors of the Company. The address of the Company is 127 Flynt Road, Laurel, Mississippi 39443.

(d) During the last five years, Mr. Sanderson has not been convicted in a criminal proceeding (excluding any traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Sanderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sanderson is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration.

See Item 4.

ITEM 4. Purpose of Transaction.

On January 21, 1998, Mr. Sanderson was qualified as a co-executor of the estate of his father, Joe Frank Sanderson (the “Estate”) and therefore was deemed to have acquired the beneficial ownership of the Common Stock owned of record by the Estate. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the “Exchange Act”), Mr. Sanderson disclaimed the beneficial ownership of those shares of Common Stock. On February 25, 2004, the Estate distributed 1,600,000 shares to its heirs, who included the co-executors. The estate sold or distributed all of its 214,225 remaining shares between January 10, 2005 and August 22, 2006, repaid all its obligations and was formally settled on August 22, 2006.

Between March 15, 2012 and March 23, 2012, Mr. Sanderson sold 200,000 shares pursuant to a Rule 10b5-1 trading plan that he entered into on February 29, 2012. As a result of those sales, Mr. Sanderson’s ownership of the Company’s Common Stock has declined below 5% and his obligation to file Schedule 13D has terminated. The number of shares reported herein as owned by Mr. Sanderson is given as of March 29, 2012.

Mr. Sanderson does not have any plans or proposals that relate to or would result in any of the following actions except as set forth below and in the last paragraph of Item 4:

•

The acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than in connection with stock-based awards granted under the Company’s employee benefit plans; the disposition of shares from time to time to diversify Mr. Sanderson’s holdings; the disposition of shares for civic, religious or charitable purposes; and/or the disposition of shares for family or estate planning purposes;

CUSIP NO. 800013	PAGE 3 OF 12 PAGES

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

•	Any material change in the present capitalization or dividend policy of the Company;

•	Any other material change in the Company’s business or corporate structure;

•	Changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

•

Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	Causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

•	Any action similar to any of those enumerated above.

Mr. Sanderson is an officer and director of the Company and, as such, participates in deliberations of the Board of Directors and the Company’s senior management Executive Committee that could involve actions such as the foregoing from time to time; and, in keeping with his fiduciary duty as an officer and director, makes proposals or recommendations to the Board of Directors and Executive Committee that could involve actions such as the foregoing from time to time.

ITEM 5. Interest in Securities of the Issuer.

(a) As of March 29, 2012, Mr. Sanderson may be deemed to be the beneficial owner of 921,759 shares of Common Stock, including 194,000 unvested shares of restricted stock pursuant to the Company’s Stock Incentive Plan, representing approximately 4.1% of the outstanding shares of Common Stock of the Company as reported in its latest Quarterly Report on Form 10-Q. In addition to the shares reported as outstanding in the Company’s latest Form 10-Q, the Company has issued shares of restricted stock to its directors and employees that have not yet vested. On March 29, 2012, the Company had 22,281,269 shares of Common Stock outstanding, plus an additional 688,731 shares of unvested restricted stock, for a total of 22,970,000 shares. Of this amount, Mr. Sanderson currently owns approximately 4.0%.

(b) Of the 921,759 shares of Common Stock reported herein as beneficially owned by Mr. Sanderson, he is the record owner of 830,319 shares and, as such, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these shares.

Of the 921,759 shares reported herein as beneficially owned by Mr. Sanderson, 194,000 were unvested shares of restricted stock that Mr. Sanderson owns pursuant to the Company’s Stock Incentive Plan.

CUSIP NO. 800013	PAGE 4 OF 12 PAGES

Mr. Sanderson is the beneficial owner of 91,440 shares allocated to his account in the Company’s Employee Stock Ownership Plan (“ESOP”) and has the sole power to vote or to direct the vote of these shares. The trustee of the ESOP has the power to dispose or to direct the disposition of these 91,440 shares.

Mr. Sanderson may be deemed to be the beneficial owner of 9,808 shares that are owned of record by his wife, and she has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these 9,808 shares. These shares are in addition to the 921,759 shares reported herein as beneficially owned by Mr. Sanderson. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of the 9,808 shares owned of record by his wife.

(c) During the past sixty days, Mr. Sanderson sold 200,000 shares of his Common Stock in open market transactions at current market prices pursuant to a Rule 10b5-1 trading plan adopted on February 29, 2012, as follows:

Date of Sale	Number of Shares Sold	Price Per Share
03/15/2012	400	$53.52
03/15/2012	100	$53.67
03/15/2012	100	$53.68
03/15/2012	200	$53.69
03/15/2012	200	$53.72
03/15/2012	100	$53.74
03/15/2012	200	$53.75
03/15/2012	100	$53.76
03/15/2012	100	$53.77
03/15/2012	300	$53.78
03/15/2012	200	$53.79
03/15/2012	200	$53.80
03/15/2012	100	$53.81
03/15/2012	300	$53.82
03/15/2012	600	$53.83
03/15/2012	200	$53.86
03/15/2012	100	$53.87
03/15/2012	600	$53.88
03/15/2012	200	$53.89
03/15/2012	500	$53.92
03/15/2012	100	$53.93
03/15/2012	400	$53.96
03/15/2012	300	$53.97
03/15/2012	200	$53.98
03/15/2012	200	$53.99
03/15/2012	300	$54.00
03/15/2012	100	$54.02
03/15/2012	200	$54.03

CUSIP NO. 800013	PAGE 5 OF 12 PAGES

03/15/2012	100	$54.04
03/15/2012	100	$54.05
03/15/2012	100	$54.06
03/15/2012	300	$54.07
03/15/2012	200	$54.08
03/15/2012	800	$54.09
03/15/2012	300	$54.10
03/15/2012	600	$54.11
03/15/2012	400	$54.12
03/15/2012	600	$54.13
03/15/2012	1,100	$54.14
03/15/2012	600	$54.15
03/15/2012	1,100	$54.16
03/15/2012	900	$54.17
03/15/2012	200	$54.18
03/15/2012	400	$54.19
03/15/2012	100	$54.20
03/15/2012	748	$54.21
03/15/2012	252	$54.22
03/15/2012	1,040	$54.23
03/15/2012	100	$54.24
03/15/2012	860	$54.25
03/15/2012	700	$54.26
03/15/2012	418	$54.27
03/15/2012	1,482	$54.28
03/15/2012	1,200	$54.29
03/15/2012	100	$54.30
03/15/2012	300	$54.31
03/15/2012	200	$54.32
03/15/2012	200	$54.33
03/15/2012	300	$54.35
03/15/2012	300	$54.36
03/15/2012	100	$54.37
03/15/2012	400	$54.38
03/15/2012	200	$54.39
03/15/2012	261	$54.40
03/15/2012	139	$54.41
03/15/2012	100	$54.42
03/15/2012	200	$54.43
03/15/2012	700	$54.44
03/15/2012	300	$54.45
03/15/2012	300	$54.46
03/15/2012	400	$54.47

CUSIP NO. 800013	PAGE 6 OF 12 PAGES

03/15/2012	700	$54.49
03/16/2012	200	$53.78
03/16/2012	100	$53.81
03/16/2012	200	$53.82
03/16/2012	200	$53.83
03/16/2012	100	$53.84
03/16/2012	300	$53.85
03/16/2012	400	$53.87
03/16/2012	300	$53.88
03/16/2012	400	$53.89
03/16/2012	116	$53.92
03/16/2012	100	$53.93
03/16/2012	200	$53.94
03/16/2012	300	$53.95
03/16/2012	700	$53.96
03/16/2012	600	$53.97
03/16/2012	700	$53.98
03/16/2012	500	$53.99
03/16/2012	500	$54.00
03/16/2012	900	$54.01
03/16/2012	800	$54.02
03/16/2012	1,247	$54.03
03/16/2012	800	$54.04
03/16/2012	1,118	$54.05
03/16/2012	706	$54.06
03/16/2012	1,405	$54.07
03/16/2012	2,000	$54.08
03/16/2012	1,300	$54.09
03/16/2012	2,000	$54.10
03/16/2012	2,000	$54.11
03/16/2012	400	$54.12
03/16/2012	2,100	$54.13
03/16/2012	4,030	$54.14
03/16/2012	2,997	$54.15
03/16/2012	2,727	$54.16
03/16/2012	1,900	$54.17
03/16/2012	2,200	$54.18
03/16/2012	2,147	$54.19
03/16/2012	1,000	$54.20
03/16/2012	753	$54.21
03/16/2012	800	$54.22
03/16/2012	400	$54.23
03/16/2012	596	$54.24

CUSIP NO. 800013	PAGE 7 OF 12 PAGES

03/16/2012	2,204	$54.25
03/16/2012	200	$54.26
03/16/2012	600	$54.27
03/16/2012	300	$54.28
03/16/2012	400	$54.29
03/16/2012	671	$54.30
03/16/2012	300	$54.31
03/16/2012	500	$54.32
03/16/2012	100	$54.33
03/16/2012	300	$54.34
03/16/2012	1,516	$54.35
03/16/2012	200	$54.36
03/16/2012	100	$54.37
03/16/2012	100	$54.39
03/16/2012	100	$54.40
03/16/2012	100	$54.44
03/16/2012	100	$54.46
03/16/2012	5	$54.50
03/19/2012	100	$53.56
03/19/2012	100	$53.58
03/19/2012	100	$53.60
03/19/2012	200	$53.61
03/19/2012	200	$53.69
03/19/2012	100	$53.76
03/19/2012	100	$53.78
03/19/2012	100	$53.79
03/19/2012	300	$53.83
03/19/2012	190	$53.85
03/19/2012	310	$53.86
03/19/2012	400	$53.87
03/19/2012	1,500	$53.88
03/19/2012	300	$53.89
03/19/2012	300	$53.90
03/19/2012	457	$53.91
03/19/2012	500	$53.92
03/19/2012	400	$53.93
03/19/2012	743	$53.94
03/19/2012	900	$53.95
03/19/2012	762	$53.96
03/19/2012	238	$53.97
03/19/2012	337	$53.98
03/19/2012	500	$53.99
03/19/2012	500	$54.00

CUSIP NO. 800013	PAGE 8 OF 12 PAGES

03/19/2012	403	$54.01
03/19/2012	200	$54.02
03/19/2012	200	$54.03
03/19/2012	189	$54.04
03/19/2012	97	$54.05
03/19/2012	200	$54.06
03/19/2012	389	$54.07
03/19/2012	10	$54.08
03/19/2012	200	$54.09
03/19/2012	300	$54.10
03/19/2012	100	$54.11
03/19/2012	100	$54.12
03/19/2012	200	$54.13
03/19/2012	700	$54.14
03/19/2012	332	$54.15
03/19/2012	900	$54.16
03/19/2012	1,000	$54.17
03/19/2012	1,150	$54.18
03/19/2012	1,800	$54.19
03/19/2012	1,100	$54.20
03/19/2012	2,200	$54.21
03/19/2012	2,800	$54.22
03/19/2012	1,085	$54.23
03/19/2012	600	$54.24
03/19/2012	1,208	$54.25
03/19/2012	300	$54.26
03/19/2012	300	$54.27
03/19/2012	300	$54.28
03/19/2012	300	$54.30
03/19/2012	100	$54.31
03/20/2012	800	$53.50
03/20/2012	700	$53.51
03/20/2012	100	$53.52
03/20/2012	600	$53.53
03/20/2012	367	$53.54
03/20/2012	300	$53.55
03/20/2012	533	$53.56
03/20/2012	600	$53.57
03/20/2012	100	$53.58
03/20/2012	400	$53.59
03/20/2012	600	$53.60
03/20/2012	240	$53.61
03/20/2012	300	$53.62

CUSIP NO. 800013	PAGE 9 OF 12 PAGES

03/20/2012	300	$53.63
03/20/2012	100	$53.64
03/20/2012	1,100	$53.65
03/20/2012	1,764	$53.66
03/20/2012	2,300	$53.67
03/20/2012	2,060	$53.68
03/20/2012	1,880	$53.69
03/20/2012	800	$53.70
03/20/2012	1,100	$53.71
03/20/2012	920	$53.72
03/20/2012	500	$53.73
03/20/2012	800	$53.73
03/20/2012	1,200	$53.74
03/20/2012	1,000	$53.75
03/20/2012	400	$53.76
03/20/2012	500	$53.77
03/20/2012	901	$53.78
03/20/2012	1,000	$53.80
03/20/2012	200	$53.81
03/20/2012	300	$53.82
03/20/2012	300	$53.83
03/20/2012	700	$53.84
03/20/2012	100	$53.85
03/20/2012	400	$53.86
03/20/2012	400	$53.87
03/20/2012	400	$53.88
03/20/2012	500	$53.89
03/20/2012	400	$53.90
03/20/2012	100	$53.92
03/20/2012	200	$53.93
03/20/2012	200	$53.94
03/20/2012	100	$53.98
03/20/2012	200	$53.99
03/20/2012	10	$54.10
03/20/2012	25	$54.14
03/21/2012	3,391	$53.50
03/21/2012	900	$53.51
03/21/2012	1,204	$53.52
03/21/2012	1,300	$53.53
03/21/2012	1,196	$53.54
03/21/2012	2,184	$53.55
03/21/2012	1,304	$53.56
03/21/2012	1,096	$53.57

CUSIP NO. 800013	PAGE 10 OF 12 PAGES

03/21/2012	600	$53.58
03/21/2012	325	$53.59
03/21/2012	1,100	$53.60
03/21/2012	1,000	$53.61
03/21/2012	2,100	$53.62
03/21/2012	1,500	$53.63
03/21/2012	1,050	$53.64
03/21/2012	1,450	$53.65
03/21/2012	800	$53.66
03/21/2012	450	$53.67
03/21/2012	650	$53.68
03/21/2012	100	$53.69
03/21/2012	300	$53.70
03/21/2012	100	$53.72
03/21/2012	100	$53.73
03/21/2012	100	$53.74
03/21/2012	200	$53.75
03/21/2012	400	$53.76
03/21/2012	5	$53.83
03/21/2012	100	$53.84
03/21/2012	95	$53.89
03/22/2012	11,400	$53.50
03/22/2012	1,800	$53.51
03/22/2012	1,500	$53.52
03/22/2012	400	$53.53
03/22/2012	600	$53.54
03/22/2012	2,095	$53.55
03/22/2012	500	$53.56
03/22/2012	200	$53.57
03/22/2012	100	$53.58
03/22/2012	5	$53.59
03/22/2012	200	$53.60
03/22/2012	200	$53.65
03/22/2012	100	$53.66
03/22/2012	100	$53.70
03/22/2012	100	$53.72
03/22/2012	200	$53.76
03/22/2012	400	$53.77
03/22/2012	100	$53.79
03/22/2012	100	$53.81
03/22/2012	100	$53.83
03/22/2012	200	$53.84
03/22/2012	200	$53.85

CUSIP NO. 800013	PAGE 11 OF 12 PAGES

03/22/2012	395	$53.86
03/22/2012	205	$53.87
03/22/2012	100	$53.90
03/22/2012	200	$53.93
03/22/2012	600	$53.95
03/23/2012	100	$53.50
03/23/2012	600	$53.51
03/23/2012	800	$53.52
03/23/2012	500	$53.53
03/23/2012	200	$53.54
03/23/2012	1,700	$53.55
03/23/2012	300	$53.56
03/23/2012	500	$53.57
03/23/2012	600	$53.58
03/23/2012	900	$53.59
03/23/2012	600	$53.60
03/23/2012	248	$53.61
03/23/2012	200	$53.63
03/23/2012	500	$53.64
03/23/2012	1,579	$53.65
03/23/2012	600	$53.66
03/23/2012	1,400	$53.67
03/23/2012	763	$53.68
03/23/2012	973	$53.69
03/23/2012	1,700	$53.70
03/23/2012	700	$53.71
03/23/2012	500	$53.72
03/23/2012	699	$53.73
03/23/2012	1,100	$53.74
03/23/2012	200	$53.76
03/23/2012	100	$53.79
03/23/2012	200	$53.80
03/23/2012	500	$53.84
03/23/2012	100	$53.85
03/23/2012	200	$53.88

(d) Mr. Sanderson’s wife has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 9,808 shares owned of record by her. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of these 9,808 shares. The trustee of the company’s ESOP has sole investment power over the 91,440 shares allocated to Mr. Sanderson’s ESOP account. Upon termination of employment, Mr. Sanderson will have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock allocated to his ESOP account. Neither Mrs. Sanderson’s shares nor the 91,440 shares in Mr. Sanderson’s ESOP account constitute more than 5% of the class of Common Stock outstanding.

CUSIP NO. 800013	PAGE 12 OF 12 PAGES

(e) The Company reported in its most recent Quarterly Report on Form 10-Q that it had 22,253,462 shares outstanding. Mr. Sanderson ceased to be the beneficial owner of more than 5% of that amount on March 15, 2012.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Joe F. Sanderson, Jr.
Joe F. Sanderson, Jr.

Dated: March 30, 2012